SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

AMERITRADE HOLDING CORPORATION

(Name of Subject Company)

AMERITRADE HOLDING CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par Value $0.01 Per Share
(Title of Class of Securities)

03074K100
(CUSIP Number of Class of Securities)

John R. MacDonald
Chief Financial Officer
4211 South 102nd Street
Omaha, Nebraska 68127
(402) 331-7856

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Selim Day, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
12 East 49th Street
New York, NY 10017
(212) 999-5800

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing consist of the following information posted to Ameritrade’s website, emailed and left as a voice message in response to frequently asked questions by Ameritrade stockholders and other individuals:

The shares of Ameritrade Common Stock issuable to TD Bank Financial Group in the transaction will represent approximately 32% of the outstanding shares of Ameritrade after giving effect to the transaction. Following closing, TD Bank Financial Group will commence a tender offer, at a price of at least $16 per share following payment of the special dividend, for a number of shares of TD Ameritrade Common Stock such that, upon successful completion of the offer, TD will own 39.9% of the outstanding TD Ameritrade Common Stock.

The tender offer for outstanding shares of Ameritrade common stock described in this document has not commenced. At the time the tender offer is commenced, The Toronto-Dominion Bank and J. Joe Ricketts, if he participates in the tender offer, will file a tender offer statement on Schedule TO with the SEC, and Ameritrade will file a solicitation/recommendation statement on Schedule 14D-9. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that Ameritrade’s security holders should read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Ameritrade’s security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC in connection with the tender offer) will be available at no charge on the SEC’s web site at www.sec.gov.